14040394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-32117

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Citigroup~~ Citicorp Securities Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York (City) N.Y. (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

State of New York )
) SS:
County of New York )

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2013 and supplementary schedule are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2013 and supplementary schedule will promptly be made available to Citicorp Securities Services, Inc. members and allied members whose signatures do not appear below.

Alan Pace
Chief Executive Officer

Ramsey Saliba
Chief Financial Officer

Notary Public

RICHARD BUCKLEY
Notary Public, State of New York
No. 01BU5036552
Qualified in Westchester County
Commission Expires November 28, 2014

Subscribed and sworn to before me this
28 day of February 2014

## CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2013

(In thousands, except share information)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 74,471 |
| Cash deposited with clearing organizations | | 2,509 |
| Securities received as collateral, at fair value (all pledged to various counterparties) | | 10,614,483 |
| Deposits paid for securities borrowed | | 2,087,719 |
| Other assets | | 9,782 |
| Total assets | $ | 12,788,964 |
| **Liabilities and Stockholder's Equity** | | |
| Deposits received for securities loaned | $ | 1,996,578 |
| Obligations to return securities received as collateral, at fair value | | 10,614,483 |
| Payables and accrued liabilities | | 10,700 |
| Total liabilities | | 12,621,761 |
| Subordinated indebtedness | | 75,000 |
| Stockholder's equity: | | |
| Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding) | | 1 |
| Additional paid-in capital | | 38,425 |
| Retained earnings | | 53,777 |
| Total stockholder's equity | | 92,203 |
| Total liabilities and stockholder's equity | $ | 12,788,964 |

See accompanying notes to financial statements.